Mail Stop 6010

January 12, 2007

Scott A. Haire
Chairman of the Board and Chief Executive Officer
MB Software Corporation
2225 E. Randol Mill Road, Suite 305
Arlington, Texas 76011

> **Re:** **MB Software Corporation**
> **Item 4.01 Form 8-K**
> **Dated and filed January 9, 2007**

Dear Mr. Haire:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated and filed January 9, 2007

Item 4(a)(1)(i), page 2

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that "the

        registrant intended to retain a different independent accounting firm", as that wording is unclear to a reader.

2. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants. See Item 304(a)(1)(iv)(D).

Exhibit

3. We note that the auditor's letter filed as Exhibit 1 is dated January 5, 2007 and indicates on that date they were notified of the dismissal. Please reconcile this with disclosure made in paragraph (a)(1)(i) of your report and the date of the report, which should be the date of earliest event reported.

4. Please have your auditor provide you with an Exhibit 16 letter stating whether they agree with the statements made by the registrant in the Item 4.01 Form 8-K and, if not, stating the respects in which it does not agree. See Item 304 (a)(3) of Regulation S-B. The letter should be filed as Exhibit 16. Note: the letter filed as Exhibit 1 appears to be a SECPS letter which serves a different purpose and is not required to be filed as an exhibit with you Item 4.01 Form 8-K.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Scott A. Haire
MB Software Corporation
January 12, 2007
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant